

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3628

April 17, 2009

By Facsimile (703) 720-8610 and U.S. Mail

Mr. Jonathan Walcott
Holland & Knight LLP
1600 Tysons Boulevard
Suite 700
McLean, Virginia 22102-4867

**Re: Fauquier Bankshares, Inc
Preliminary Proxy Statement on Schedule 14A
Filed on April 8, 2009 by Mr. David M van Roijen, et al.
Additional Soliciting Materials filed pursuant to Rule 14a-12 on April 7, 2009
By Mr. David M van Roijen, et al.
File No. 000-25805**

**Schedule 13D filed on April 7, 2009 by Mr. David M van Roijen, et al.
File No. 005-80307**

Dear Mr. Walcott:

We have reviewed the filing listed above and have the following comments. Where indicated, we think the Soliciting Group should revise its document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand the Soliciting Group's disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1.   Please confirm that the Soliciting Group will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

2.   Please fill in the blanks in the proxy statement.

3.   The Soliciting Group identifies on pages 1, 4 and 14 each of the Company nominees for whom the Soliciting Group will vote. Please revise to make clear whether the Company nominees have consented to being named in the proxy statement and whether they have agreed to serve if elected. Refer to Rule 14a-4(d). If any such person has not consented, then that person is not a bona fide nominee and the Soliciting Group may not name them in the proxy materials pursuant to Rule 14a-4(d). Please see Section II.I. of SEC Release 34-31326 (Oct. 16, 1992).

How many shares are necessary for a quorum, page 6

4.   We note the disclosure that "in the event that there are not sufficient votes for a quorum, or to approve or ratify any matter being presented at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies." We also note the disclosure in the form of proxy that the proxy holders have discretionary authority to vote upon such other business as may properly come before the annual meeting. If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated.

Methods of Soliciting, page 8

5.   The Soliciting Group indicate that proxies "may be solicited by mail, telephone, telefax, telegraph, e-mail, newspapers and other publications of general distribution and in person." Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, or telephone must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm this understanding.

Background of Other Soliciting Group Members, page 11

6.   Please remove the language "could be deemed" with respect to the number of share beneficially owned by the Soliciting Group and state with certainty the amount of shares it beneficially owns at the record date.

7.   The background description of contacts between the Soliciting Group and the Company leading up to this solicitation is material information with respect to this solicitation. If applicable, please expand your disclosure concerning such contacts. For example, disclosure in the additional soliciting materials filed on April 7, 2009 states that "[w]e believe that management and the current board of directors have ignored express concerns from certain of us over the past several years..." As another example, we note disclosure in the seventh paragraph on page 11 of the preliminary proxy statement that members of the Soliciting Group "have become increasingly concerned with the Company's performance and governance." To the extent there were contacts or communications between the Soliciting Group and the Company other than the March 19, 2009 letter to the Company from Mr. Sudduth, please disclose such communications. Please describe more specifically the concerns that members of the Soliciting Group expressed over the past several years, when such concerns were conveyed to the Company and whether, when and how the Company responded.

Reasons to Vote FOR the Soliciting Group Nominees, page 12

8.   The Soliciting Group states that its concerns include the relationship of management and director pay and Company performance, the relationship of the Company's capital costs to earnings and the relationship of the Company's loan loss reserves to non-performing assets. Please provide factual support as to what these current "relationships" are and specify the Soliciting Group's concerns about such relationships.

9.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. For example, please provide support for: "The Soliciting Group does not believe the Company is fulfilling its true potential." (page 12).

Independence, page 13

10.   Please disclose whether the payments that Mr. Tiffany has received and will continue to receive as part of his SERP impact his status as an independent director under the NASDAQ listing standards.

Recommendation, page 13

11.   Please revise this section as necessary in response to the disclosure provided by the
        Company on page 4 of its Preliminary Proxy Statement filed with the Commission on
        April 9, 2009.

12.   We note that the Soliciting Group may introduce substitute director nominees. Please
        revise to address whether any advance notice provisions affect your ability to designate
        other nominees. Further, we note that if any of the nominees should be unable to serve as
        director, the shares represented by the blue proxy card will be voted for the substitute
        nominees. Please note that we consider the existence of substitute nominees to be
        material to a security holder's voting decision. Please advise as to why the Soliciting
        Group believes it is permitted to use these proxies for the election of other unnamed
        nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1) and Item 7 of
        Schedule 14A.

Incorporation by Reference, page 16

13.   The Soliciting Group refer shareholders to information that it is required to provide that
        will be contained in Fauquier Bankshares' proxy statement for the annual meeting. We
        presume that the Soliciting Group is relying upon Rule 14a-5(c) to refer to this
        information. If so, please note that we believe that reliance upon Rule 14a-5(c) before
        Fauquier Bankshares distributes the information to security holders would be
        inappropriate. Alternatively, if the Soliciting Group determines to disseminate its proxy
        statement prior to the distribution of Fauquier Bankshares proxy statement, it must
        undertake to provide the omitted information to security holders. Please advise as to its
        intent in this regard.

14.   We note the disclosure providing that the Soliciting Group does not make any
        representation as to the accuracy or completeness of the information contained in
        Fauquier Bankshares proxy statement. Please revise this statement to remove the
        implication that the Soliciting Group is not responsible for the accuracy or completeness
        of the disclosure contained in the proxy statement. Once the information is included in
        the proxy statement, irrespective of the source, the filing parties remain responsible for
        the accuracy and completeness of the disclosure contained in the proxy statement filing.

Additional Soliciting Materials filed pursuant to Rule 14a-12 on April 7, 2009

15.   We note the disclosure indicating that "information regarding the participants, including
        their direct or indirect interests, by security holdings or otherwise, *will be contained in
        their definitive proxy statement* (emphasis added)." Please note that the legend must
        advise security holders where they can *currently* obtain such information as opposed to
        referring them to future filings. Please see Exchange Act Rule 14a-12(a)(1)(i). Please
        confirm each participant's understanding of such obligation.

16.   We note the disclosure indicating that "[a]s of March 13, 2009, the participants *may be deemed* to beneficially own 261,119 shares of common stock of Fauquier Bankshares, Inc." Please remove doubt from your disclosure as to who "may be deemed" a beneficial owner of the shares by stating definitively who is or who is not a beneficial owner of those shares.

Schedule 13D

17.   We note the disclosure in Item 6 regarding the reporting persons' agreement to vote their shares for David M. van Rojien and C. Hunton Tiffany. In accordance with Rule 13d-5(b)(1), each of the reporting persons is deemed to have acquired beneficial ownership, for purposes of Exchange Act Sections 13(d) and 13(g), as of the date of such agreement, of all equity securities of the Company beneficially owned by any of the reporting persons. In light of this, please advise why rows 8 and 10 of each reporting person's cover page does not include the aggregate shares held by all reporting persons.

18.   Please see the preceding comment. We note the disclosure in Item 5 indicating that "the Reporting Persons *could be deemed* to be acting as a group" and that "[t]he group formed thereby *could be deemed* to own beneficially an aggregate of 261,119 shares of Common Stock…" Please remove doubt from your disclosure as to who "could be deemed" to be acting as a group or "could be deemed" to be beneficial owner of the shares by stating definitively who is or who is not acting as a group and who is or who is not a beneficial owner of those shares. See Exchange Act Rule 13d-5(b)(1).

*   *   *

As appropriate, please amend the filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys the responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on your filing.

Please direct any questions to Eric Envall at (202) 5510-3234, or in his absence to me at (202) 551-3464, Perry Hindin at (202) 551-3444 or Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (703) 813-6983.

Sincerely,

Kathryn McHale
Staff Attorney